Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2019	December 31, 2018

ASSETS
Current assets
Trade and other receivables	18	$181,366	$111,564
Financial derivatives	18	27,569	79,582
		208,935	191,146
Non-current assets
Exploration and evaluation assets	5	349,768	358,935
Oil and gas properties	6	5,775,238	5,817,889
Other plant and equipment		8,783	9,228
Lease assets	3	16,433	—
		$6,359,157	$6,377,198

LIABILITIES
Current liabilities
Trade and other payables	18	$236,703	$258,114
Financial derivatives	18	127	—
Lease obligations	3, 9	5,784	—
Onerous contracts	3	—	1,986
		242,614	260,100
Non-current liabilities
Financial derivatives	18	1,121	—
Bank loan	7	549,503	520,700
Long-term notes	8	1,557,058	1,583,240
Lease obligations	3, 9	10,786	—
Asset retirement obligations	10	679,759	646,898
Deferred income tax liability		293,507	310,836
		3,334,348	3,321,774

SHAREHOLDERS’ EQUITY
Shareholders' capital	11	5,709,162	5,701,516
Contributed surplus		17,334	19,137
Accumulated other comprehensive income		620,080	667,874
Deficit		(3,321,767)	(3,333,103)
		3,024,809	3,055,424
		$6,359,157	$6,377,198

Subsequent event (note 7)

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2019	2018

Revenue, net of royalties
Petroleum and natural gas sales	12	$453,424	$286,067
Royalties		(81,325)	(64,839)
		372,099	221,228

Expenses
Operating		100,292	65,888
Transportation		13,330	8,519
Blending and other		16,788	17,290
General and administrative		14,136	11,008
Exploration and evaluation	5	1,844	2,019
Depletion and depreciation		185,354	108,289
Share-based compensation	13	5,843	3,915
Financing and interest	16	32,742	28,010
Financial derivatives loss	18	34,447	27,550
Foreign exchange (gain) loss	17	(27,536)	36,217
Gain on disposition of oil and gas properties		—	(1,486)
Other income		(2,587)	(279)
		374,653	306,940
Net loss before income taxes		(2,554)	(85,712)
Income tax expense (recovery)	15
Current income tax expense (recovery)		595	(73)
Deferred income tax recovery		(14,485)	(22,917)
		(13,890)	(22,990)
Net income (loss) attributable to shareholders		$11,336	$(62,722)
Other comprehensive income (loss)
Foreign currency translation adjustment		(47,794)	72,322
Comprehensive income (loss)		$(36,458)	$9,600

Net income (loss) per common share	14
Basic		$0.02	$(0.27)
Diluted		$0.02	$(0.27)

Weighted average common shares (000's)	14
Basic		555,438	236,315
Diluted		558,732	236,315

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2017	$4,443,576	$15,999	$463,104	$(3,007,794)	$1,914,885
Vesting of share awards	8,325	(8,325)	—	—	—
Share-based compensation	—	3,915	—	—	3,915
Comprehensive income (loss) for the period	—	—	72,322	(62,722)	9,600
Balance at March 31, 2018	$4,451,901	$11,589	$535,426	$(3,070,516)	$1,928,400
Balance at December 31, 2018	$5,701,516	$19,137	$667,874	$(3,333,103)	$3,055,424
Vesting of share awards	7,646	(7,646)	—	—	—
Share-based compensation	—	5,843	—	—	5,843
Comprehensive income (loss) for the period	—	—	(47,794)	11,336	(36,458)
Balance at March 31, 2019	$5,709,162	$17,334	$620,080	$(3,321,767)	$3,024,809

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2019	2018

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period		$11,336	$(62,722)
Adjustments for:
Share-based compensation	13	5,843	3,915
Unrealized foreign exchange (gain) loss	17	(26,941)	36,046
Exploration and evaluation	5	1,844	2,019
Depletion and depreciation		185,354	108,289
Non-cash financing and accretion	16	4,558	3,499
Unrealized financial derivatives loss	18	53,261	17,709
Gain on disposition of capital properties		—	(1,486)
Deferred income tax recovery		(14,485)	(22,917)
Payments on onerous contracts		—	(97)
Asset retirement obligations settled	10	(4,928)	(3,263)
Change in non-cash working capital		(58,477)	6,620
		157,365	87,612

Financing activities
Increase (decrease) in bank loan		31,612	(3,916)
Payments on lease obligations	9	(1,389)	—
		30,223	(3,916)

Investing activities
Additions to exploration and evaluation assets	5	(1,125)	(1,287)
Additions to oil and gas properties	6	(152,718)	(92,247)
Additions to other plant and equipment		(65)	—
Property acquisitions		—	(187)
Proceeds from disposition of capital properties		—	2,213
Change in non-cash working capital		(33,680)	7,812
		(187,588)	(83,696)

Change in cash		—	—
Cash, beginning of period		—	—
Cash, end of period		$—	$—

Supplementary information
Interest paid		$22,035	$18,876
Income taxes paid		$—	$—

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2019 and 2018
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2018.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 2, 2019.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2018 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2018 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of IFRS 16 Leases as described below.

Changes in significant accounting policies

Leases

Baytex adopted IFRS 16 Leases on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company's consolidated statements of financial position, consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

The cumulative effect of initial application of the standard was to recognize a $18.0 million increase to right-of-use assets ("lease assets"), a $2.0 million reduction of onerous contracts and an $18.0 million increase to lease obligations. Initial measurement of the lease obligation was determined based on the remaining lease payments at January 1, 2019 using a weighted averaged incremental borrowing rate of approximately 3.9%. The lease assets were initially recognized at an amount equal to the lease obligations. The lease assets and lease obligations recognized largely relate to the Company's head office lease in Calgary.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;

•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;

•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset;

•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate; and

•
Used the Company's previous assessment under IAS 37, "Provisions, Contingent Liabilities and Contingent Assets' for onerous contracts instead of reassessing the lease assets for impairment at January 1, 2019.

The Company's accounting policy for leases effective January 1, 2019 is set forth below. The Company applied IFRS 16 using the modified retrospective approach. Comparative information continues to be accounted for in accordance with the Company's previous accounting policy found in the 2018 annual financial statements.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding right-of-use asset ("lease asset") are recognized at the commencement of the lease. The present value of the lease obligation is based on the future lease payments and is discounted using the Company's incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of lease with similar characteristics. The lease asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs, on commencement of the lease. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term.

Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Management has made the following judgments, estimates, and assumptions related to the accounting for leases.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

4.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the United States; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2019	2018	2019	2018	2019	2018	2019	2018

Revenue, net of royalties
Petroleum and natural gas sales	$264,039	$106,814	$189,385	$179,253	$—	$—	$453,424	$286,067
Royalties	(25,184)	(11,334)	(56,141)	(53,505)	—	—	(81,325)	(64,839)
	238,855	95,480	133,244	125,748	—	—	372,099	221,228

Expenses
Operating	74,102	45,420	26,190	20,468	—	—	100,292	65,888
Transportation	13,330	8,519	—	—	—	—	13,330	8,519
Blending and other	16,788	17,290	—	—	—	—	16,788	17,290
General and administrative	—	—	—	—	14,136	11,008	14,136	11,008
Exploration and evaluation	1,844	2,019	—	—	—	—	1,844	2,019
Depletion and depreciation	115,020	46,340	69,824	61,120	510	829	185,354	108,289
Share-based compensation	—	—	—	—	5,843	3,915	5,843	3,915
Financing and interest	—	—	—	—	32,742	28,010	32,742	28,010
Financial derivatives loss	—	—	—	—	34,447	27,550	34,447	27,550
Foreign exchange (gain) loss	—	—	—	—	(27,536)	36,217	(27,536)	36,217
Gain on disposition of oil and gas properties	—	(1,486)	—	—	—	—	—	(1,486)
Other income	—	—	—	—	(2,587)	(279)	(2,587)	(279)
	221,084	118,102	96,014	81,588	57,555	107,250	374,653	306,940
Net income (loss) before income taxes	17,771	(22,622)	37,230	44,160	(57,555)	(107,250)	(2,554)	(85,712)
Income tax expense (recovery)
Current income tax expense (recovery)	—	—	595	(73)	—	—	595	(73)
Deferred income tax expense (recovery)	4,248	(6,107)	2,694	2,239	(21,427)	(19,049)	(14,485)	(22,917)
	4,248	(6,107)	3,289	2,166	(21,427)	(19,049)	(13,890)	(22,990)
Net income (loss)	$13,523	$(16,515)	$33,941	$41,994	$(36,128)	$(88,201)	$11,336	$(62,722)

Total oil and natural gas capital expenditures(1)	$104,870	$49,499	$48,973	$42,009	$—	$—	$153,843	$91,508

(1)	Includes acquisitions, net of proceeds from divestitures.

As at	March 31, 2019	December 31, 2018
Canadian assets	$3,806,030	$3,739,029
U.S. assets	2,544,344	2,628,941
Corporate assets	8,783	9,228
Total consolidated assets	$6,359,157	$6,377,198

5.	EXPLORATION AND EVALUATION ASSETS

	March 31, 2019	December 31, 2018
Balance, beginning of period	$358,935	$272,974
Capital expenditures	1,125	10,567
Corporate acquisition	—	97,858
Property acquisitions	—	514
Divestitures	—	(1,021)
Exploration and evaluation expense	(1,844)	(21,729)
Transfer to oil and gas properties	(5,275)	(13,866)
Foreign currency translation	(3,173)	13,638
Balance, end of period	$349,768	$358,935

6.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2017	$7,932,327	$(3,974,018)	$3,958,309
Capital expenditures	485,154	—	485,154
Corporate acquisition	1,748,368	—	1,748,368
Property acquisitions	202	—	202
Transfers from exploration and evaluation assets	13,866	—	13,866
Change in asset retirement obligations	238,662	—	238,662
Divestitures	(15)	—	(15)
Impairment	—	(285,341)	(285,341)
Foreign currency translation	325,969	(110,651)	215,318
Depletion	—	(556,634)	(556,634)
Balance, December 31, 2018	$10,744,533	$(4,926,644)	$5,817,889
Capital expenditures	152,718	—	152,718
Transfers from exploration and evaluation assets	5,275	—	5,275
Change in asset retirement obligations (note 10)	35,218	—	35,218
Foreign currency translation	(82,036)	31,496	(50,540)
Depletion	—	(185,322)	(185,322)
Balance, March 31, 2019	$10,855,708	$(5,080,470)	$5,775,238

7.	BANK LOAN

	March 31, 2019	December 31, 2018
Bank loan - U.S. dollar denominated(1)	$78,835	$122,388
Bank loan - Canadian dollar denominated	471,916	399,906
Bank loan - principal	550,751	522,294
Unamortized debt issuance costs	(1,248)	(1,594)
Bank loan	$549,503	$520,700

(1)	U.S. dollar denominated bank loan balance was US$59.0 million as at March 31, 2019 (December 31, 2018 - US$89.7 million).

Baytex has credit facilities that include US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving term loan (the "Term Loan"). On May 2, 2019, Baytex amended its Credit Facilities to extend maturity from June 4, 2020 to April 2, 2021. These facilities will automatically be extended to June 4, 2021 providing Baytex has either refinanced, or has the ability to repay, the outstanding 2021 long-term notes with existing credit capacity as of April 1, 2021.

The extendible secured Revolving Facilities are comprised of a US$50 million operating loan (previously US$35 million) and a US$325 million syndicated revolving loan for Baytex (previously US$340 million) and a US$200 million syndicated revolving loan for

Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. and matures on April 2, 2021. The Term Loan is secured by the assets of Baytex's wholly-owned subsidiary, Baytex Energy Limited Partnership and matures on April 2, 2021.

The credit facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The credit facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon Baytex's request. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the credit facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At March 31, 2019, Baytex had $15.4 million of outstanding letters of credit (December 31, 2018 - $14.6 million) under the credit facilities.

At March 31, 2019, Baytex was in compliance with all of the covenants contained in the credit facilities. The following table summarizes the financial covenants applicable to the Revolving Facilities and Baytex's compliance therewith as at March 31, 2019.

Covenant Description	Position as at March 31, 2019	Covenant
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	0.64:1.00	3.50:1.00
Interest Coverage(3) (Minimum Ratio)	8.16:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at March 31, 2019, the Company's Senior Secured Debt totaled $566.2 million which includes $550.8 million of principal amounts outstanding and $15.4 million of letters of credit.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, non-recurring losses, payments on lease obligations, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2019 was $881.3 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended March 31, 2019 were $108.0 million.

8.	LONG-TERM NOTES

	March 31, 2019	December 31, 2018
6.75% notes (US$150,000 – principal) due February 17, 2021	$200,393	$204,683
5.125% notes (US$400,000 – principal) due June 1, 2021	534,380	545,820
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	534,380	545,820
Total long-term notes - principal	1,569,153	1,596,323
Unamortized debt issuance costs	(12,095)	(13,083)
Total long-term notes - net of unamortized debt issuance costs	$1,557,058	$1,583,240

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing credit facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expenses on a trailing twelve month basis) of 2.50:1.00. At March 31, 2019, the fixed charge coverage ratio was 8.16:1.00.

9.	LEASE OBLIGATIONS

Baytex had the following future commitments associated with its lease obligations at March 31, 2019.

March 31, 2019
Less than 1 year	$6,325
1 - 3 years	10,130
3 - 5 years	1,061
After 5 years	—
Total lease payments	17,516
Amounts representing interest over the term of the lease	(946)
Present value of net lease payments	16,570
Less current portion of lease obligations	5,784
Non-current portion of lease obligations	$10,786

For the three months ended March 31, 2019, the Company recorded interest of $0.2 million and payments of $1.4 million related to its lease obligations.

10.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2019	December 31, 2018
Balance, beginning of period	$646,898	$368,995
Liabilities incurred	7,471	12,537
Liabilities settled	(4,928)	(14,035)
Liabilities assumed from corporate acquisition	—	39,960
Liabilities acquired from property acquisitions	—	132
Liabilities divested	—	(580)
Accretion (note 16)	3,463	10,914
Change in estimate	—	33,453
Changes in discount rates and inflation rates(1)	27,747	192,672
Foreign currency translation	(892)	2,850
Balance, end of period	$679,759	$646,898

(1)	The discount and inflation rates at March 31, 2019 were 2.00%, compared to 2.15% and 2.00%, respectively, at December 31, 2018.

11.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At March 31, 2019, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2017	235,451	$4,443,576
Transfer from contributed surplus on vesting and conversion of share awards	3,343	19,496
Issued on corporate acquisition	315,266	1,238,995
Issuance costs, net of tax	—	(551)
Balance, December 31, 2018	554,060	$5,701,516
Transfer from contributed surplus on vesting and conversion of share awards	1,812	7,646
Balance, March 31, 2019	555,872	$5,709,162

12.	PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2019			2018
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$132,368	$148,916	$281,284	$4,851	$144,607	$149,458
Heavy oil	117,686	—	117,686	91,883	—	91,883
NGL	3,441	20,802	24,243	3,356	18,178	21,534
Natural gas sales	10,544	19,667	30,211	6,724	16,468	23,192
Total petroleum and natural gas sales	$264,039	$189,385	$453,424	$106,814	$179,253	$286,067

Included in accounts receivable at March 31, 2019 is $157.1 million (December 31, 2018 - $77.4 million) of accrued production revenue related to deliveries for periods ended prior to the reporting date.

13.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $5.8 million for the three months ended March 31, 2019 ($3.9 million for the three months ended March 31, 2018).

The weighted average fair value of share awards granted was $2.65 per restricted and performance award for the three months ended March 31, 2019 ($4.17 per restricted and performance award for the three months ended March 31, 2018).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2017	2,028	2,253	4,281
Granted	2,793	2,591	5,384
Assumed on corporate acquisition	302	257	559
Vested and converted to common shares	(1,682)	(1,661)	(3,343)
Forfeited	(198)	(167)	(365)
Balance, December 31, 2018	3,243	3,273	6,516
Granted	3,074	3,124	6,198
Vested and converted to common shares	(910)	(902)	(1,812)
Forfeited	(50)	(113)	(163)
Balance, March 31, 2019	5,357	5,382	10,739

(1)	Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

Share Options

Baytex inherited share option plans pursuant to a business combination in 2018. No new grants will be made under the option plans.

The Company accounts for share options using the fair value method. Under this method, compensation is expensed over the vesting period for the share options, with a corresponding increase to contributed surplus.

Share options granted under the option plans had a maximum term of 3.5 years to expiry. One third of the options granted vest on each of the first, second, and third anniversaries of the date of grant. The following tables summarize the information about the share options.

(000s, except per common share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2017	—	$—
Assumed on corporate acquisition	9,187	6.63
Forfeited/Expired	(4,322)	6.57
Balance, December 31, 2018	4,865	$6.70
Forfeited/Expired	(394)	5.91
Balance, March 31, 2019	4,471	$6.77

	Options Outstanding			Options Exercisable
Exercise price	Number outstanding at March 31, 2019 (000s)	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable at March 31, 2019 (000s)	Weighted average exercise price
$5.00 - $7.00	3,031	1.16	$6.33	2,001	$6.42
$7.01 - $9.00	1,440	0.80	7.68	960	7.68
Total	4,471	1.04	$6.77	2,961	$6.83

14.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards and share options were converted. The treasury stock method is used to determine the dilutive effect of share awards and share options whereby the potential conversion of share awards and share options and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2019			2018
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$11,336	555,438	$0.02	$(62,722)	236,315	$(0.27)
Dilutive effect of share awards	—	3,294	—	—	—	—
Dilutive effect of share options	—	—	—	—	—	—
Net income (loss) - diluted	$11,336	558,732	$0.02	$(62,722)	236,315	$(0.27)

For the three months ended March 31, 2019, no share awards were considered to be anti-dilutive (2018 - 6.7 million). For the three months ended March 31, 2019, 4.5 million share options were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive. There were no share options outstanding at March 31, 2018.

15.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2019	2018
Net loss before income taxes	$(2,554)	$(85,712)
Expected income taxes at the statutory rate of 27.00% (2018 – 27.00%)	(690)	(23,142)
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	1,578	967
Non-taxable portion of foreign exchange loss (gain)	(3,674)	4,912
Effect of rate adjustments for foreign jurisdictions	(7,321)	(9,245)
Effect of change in deferred tax benefit not recognized(1)	(3,674)	4,912
Adjustments and assessments	(109)	(1,394)
Income tax recovery	$(13,890)	$(22,990)

(1)
A deferred income tax asset has not been recognized for allowable capital losses of $126 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes (December 31, 2018 - $139 million).

As disclosed in the 2018 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency (the “CRA”) in June 2016 which denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to our file in July 2018. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

16.	FINANCING AND INTEREST

	Three Months Ended March 31
	2019	2018
Interest on bank loan	$5,412	$2,929
Interest on long-term notes	22,602	21,582
Interest on lease obligations	170	—
Non-cash financing	1,095	1,191
Accretion on asset retirement obligations (note 10)	3,463	2,308
Financing and interest	$32,742	$28,010

17.	FOREIGN EXCHANGE

	Three Months Ended March 31
	2019	2018
Unrealized foreign exchange (gain) loss	$(26,941)	$36,046
Realized foreign exchange (gain) loss	(595)	171
Foreign exchange (gain) loss	$(27,536)	$36,217

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, bank loan, long-term notes, and lease obligations.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	March 31, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Financial derivatives	$27,569	$27,569	$79,582	$79,582	Level 2
Total	$27,569	$27,569	$79,582	$79,582

Financial assets at amortized cost
Trade and other receivables	$181,366	$181,366	$111,564	$111,564	—
Total	$181,366	$181,366	$111,564	$111,564

Financial Liabilities
FVTPL(1)
Financial derivatives	$(1,248)	$(1,248)	$—	$—	Level 2
Total	$(1,248)	$(1,248)	$—	$—

Financial liabilities at amortized cost
Trade and other payables	$(236,703)	$(236,703)	$(258,114)	$(258,114)	—
Bank loan	(549,503)	(550,751)	(520,700)	(522,294)	—
Long-term notes	(1,557,058)	(1,524,243)	(1,583,240)	(1,492,363)	Level 1
Lease obligations	(16,570)	(16,570)	—	—	—
Total	$(2,359,834)	$(2,328,267)	$(2,362,054)	$(2,272,771)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2019 and 2018.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
U.S. dollar denominated	US$25,520	US$80,857	US$968,461	US$963,351

Interest Rate Risk

Interest Rate Swaps

Baytex had the following interest rate swaps outstanding as of May 2, 2019:

Contract Type	Notional Amount	Maturity Date	Fixed Contract Price	Reference(1)	Fair Value ($ millions)
Interest rate swap	$100 million	October 2020	2.02%	CDOR	$(0.1)
Total					$(0.1)
Current liability					(0.1)

(1)	Canadian Dollar Offered Rate.

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of May 2, 2019:

	Period	Volume	Price/Unit(1)	Index	Fair Value(2) ($ millions)
Oil
Fixed - Sell	Apr 2019 to Jun 2019	2,000 bbl/d	US$62.85/bbl	WTI	$0.8
Basis Swap	Apr 2019 to Jun 2019	4,000 bbl/d	WTI less US$14.20/bbl	WCS	$(1.5)
Basis Swap	Jul 2019 to Sep 2019	4,000 bbl/d	WTI less US$17.38/bbl	WCS	$(1.2)
Basis Swap	Oct 2019 to Dec 2019	4,000 bbl/d	WTI less US$20.88/bbl	WCS	$(0.2)
Fixed - Sell	Apr 2019 to Dec 2019	3,000 bbl/d	US$61.63/bbl	WTI	$1.4
3-way option(3)	Apr 2019 to Dec 2019	2,000 bbl/d	US$50.00/US$60.00/US$70.00	WTI	$1.4
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$55.00/US$65.00/US$72.60	WTI	$1.5
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$56.00/US$66.00/US$72.50	WTI	$1.7
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$56.00/US$66.00/US$73.00	WTI	$2.0
3-way option(3)	Apr 2019 to Dec 2019	2,000 bbl/d	US$57.00/US$67.00/US$73.00	WTI	$3.7
3-way option(3)	Apr 2019 to Dec 2019	2,000 bbl/d	US$58.00/US$68.00/US$74.00	WTI	$4.7
3-way option(3)	Apr 2019 to Dec 2019	2,000 bbl/d	US$49.00/US$61.70/US$75.00	WTI	$2.3
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$60.00/US$69.90/US$75.00	WTI	$2.4
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$61.00/US$71.00/US$76.00	WTI	$3.0
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$63.00/US$73.00/US$78.00	WTI	$2.8
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$55.50/US$65.50/US$75.50	Brent	$0.5
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$60.00/US$70.00/US$77.55	Brent	$1.2
3-way option(3)	Apr 2019 to Dec 2019	1,000 bbl/d	US$63.00/US$73.00/US$83.00	Brent	$1.8
Fixed - Sell(5)	Apr 2019 to Dec 2019	2,000 bbl/d	US$61.45/bbl	WTI	$—
Fixed - Sell(5)	May 2019 to Dec 2019	5,000 bbl/d	US$64.09/bbl	WTI	$—
Basis Swap(5)	Jun 2019 to Dec 2019	4,000 bbl/d	WTI less US$8.00/bbl	MSW	$—
Swaption(4)	Jan 2020 to Dec 2020	1,000 bbl/d	US$62.50/bbl	WTI	$(1.4)
Swaption(4)	Jan 2020 to Dec 2020	1,000 bbl/d	US$63.20/bbl	WTI	$(1.2)
3-way option(3)	Jan 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$65.60	WTI	$(0.1)
3-way option(3)	Jan 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$66.00	WTI	$—
3-way option(3)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$59.50/US$66.15	WTI	$0.2
3-way option(3)(5)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.00	WTI	$—
3-way option(3)(5)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$65.60	WTI	$—
3-way option(3)(5)	Jan 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.05	WTI	$—
3-way option(3)(5)	Jan 2020 to Dec 2020	2,000 bbl/d	US$51.00/US$60.00/US$66.70	WTI	$—

Natural Gas
Fixed - Sell	Apr 2019 to Dec 2019	5,000 mmbtu/d	US$3.15	NYMEX	$0.6
Fixed - Sell	Apr 2019 to Jun 2019	10,000 mmbtu/d	US$2.79	NYMEX	$0.1
Fixed - Sell	Jul 2019 to Sep 2019	10,000 mmbtu/d	US$2.79	NYMEX	$—
Fixed - Sell	Oct 2019 to Dec 2019	10,000 mmbtu/d	US$2.88	NYMEX	$—
Total					$26.5
Current asset					27.6
Non-current liability					(1.1)

(1)	Based on the weighted average price per unit for the period.

(2)	Fair values as at March 31, 2019. Contracts entered subsequent to March 31, 2019 have no fair value assigned.

(3)
Producer 3-way option consists of a sold put, a bought put and a sold call. To illustrate, in a US$50/US$60/US$70 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50/bbl; Baytex receives US$60.00/bbl when WTI is between US$50/bbl and US$60/bbl; Baytex receives the market price when WTI is between US$60/bbl and US$70/bbl; and Baytex receives US$70/bbl when WTI is above US$70/bbl.

(4)	For these contracts, the counterparty has the right, if exercised on December 31, 2019, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.

(5)	Contracts entered subsequent to March 31, 2019.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2019	2018
Realized financial derivatives (gain) loss	$(18,814)	$9,841
Unrealized financial derivatives loss	53,261	17,709
Financial derivatives loss	$34,447	$27,550

Physical Delivery Contracts

The following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments and, as a result, no asset or liability has been recognized in the consolidated statements of financial position.

As at May 2, 2019, Baytex had committed to deliver the following volumes of raw bitumen to market on rail:

Period	Volume
Apr 2019 to Oct 2019	1,000 bbl/d
Apr 2019 to Dec 2019	10,000 bbl/d
Jan 2020 to Dec 2020	5,000 bbl/d